October 8, 2009

United States Securities and Exchange Commission	VIA EDGAR

100 F Street, N.E.

Washington, DC 20549

Attention: Kevin W. Vaughn

RE:	First Community Bank Corporation of America

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 27, 2009

File No. 000-50357

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the above-mentioned filing of First Community Bank Corporation of America (the “Company”) by letter dated June 26, 2009, and additional comments by letters dated July 21, 2009 and September 23, 2009, and have set forth our response below:

Form 10-K for the Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 22

1.	We note your response and proposed disclosure to prior comment 1 from our letter dated July 21, 2009. It appears you have not clearly addressed your policy related to non-collateral dependent loans. Please expand your proposed future filings disclosure to more clearly address your policy related to loans that are not collateral dependent. Please provide us with your proposed disclosure.

A loan that is impaired and non-collateral dependent will be treated in accordance with regulatory guidelines for retail loans. Closed end retail loans will be charged off when delinquent 120 days and open end loans will be charged off when 180 days delinquent. Commercial loans that are non-collateral dependent will be charged off between 90 and 120 days delinquent.

2.	We note your response prior comment 2.b from our letter dated July 21, 2009 including your disclosures regarding the increases in charge-offs and partial charge-offs. However, the extent of charge-offs do not appear to be comparative to the significant increase in impaired loans. Further, we note that the coverage of your allowance for loan losses allocated specifically to impaired loans to your impaired loans with an allowance balance continued to decrease in the second quarter of 2009, from 78% to 38% to 25% at December 31, 2008, March 31, 2009 and June 30, 2009, respectively. Please revise future filings to more thoroughly discuss how the fluctuations in your impaired loans balance correlate with the amount of charge-offs, and how you consider both your impaired loans and charge-offs when determining your specific allowance for impaired loans. Further, please identify the specific factors or drivers that resulted in the fluctuation in impaired loans, charge-offs, and the specific allowance for impaired loans. Please provide us with your proposed disclosure.

Kevin W. Vaughn

United Sates Securities and Exchange Commission

October 8, 2009

The bank will continue to provide the expanded data shown below delineating the fair value of collateral on collateral dependant impaired loans in each filing.

FIRST COMMUNITY BANK OF AMERICA
	Nonimpaired Loans	Impaired Loans	Total

Allowance for loan losses:
Beginning balance	$8,134	96	8,230
Provision	244	1,788	2,032
Charge-offs	(1,026)	(1,443)	(2,469)
Recoveries	50	1	51

Ending balance	$7,402	442	7,844

Loss allowance	7,402	442	7,844

Partial charge-offs of loans currently in portfolio	210	2,771	2,981

Total	7,612	3,213	10,825

Total loans	$377,955	44,602	422,557

Allowance loss and charge-offs as a percentage of total loans	2.01%	7.20%	2.56%

Kevin W. Vaughn

United Sates Securities and Exchange Commission

October 8, 2009

Summary of Collateral Dependant Impaired Loans

Impaired Loans with Partial Charge-offs
Fair Value of Collateral	$34,003
Estimated selling costs	5,219

Fair Value less selling costs	$28,784

Gross Impaired Loans prior to chargeoffs	$31,555
Partial chargeoffs of Impaired Loans	(2,771)

Book Value of Impaired Loans with Partial Chargeoffs	$28,784

Fair value less selling costs in excess of book value	$0

Impaired Loans without Partial Charge-offs
Fair Value of Collateral	$28,797
Estimated selling costs	3,017

Fair Value less selling costs	$25,780

Impaired Loans	$15,818
Loss Allowance	(442)

Book Value of Impaired Loans	$15,376

Fair value less selling costs in excess of book value	$10,404

3.	In your response to comment 3 from our letter dated July 21, 2009 you indicate that you obtain external appraisals on both commercial real estate loans considered collateral dependent and commercial REO on an annual basis. You also indicate that you obtain a brokers price opinion or other valuation service estimate every six months on any impaired collateral dependent single family or residential lot loans or REO. Please tell us and revise your future filings to discuss the extent to which you consider potential declines in collateral value on a quarterly basis for purposes of estimating additional losses incurred on such collateral dependent loans or REO between the annual or semi-annual appraisal updates.

The methodology for the ALLL analysis allows for a factor for local real estate market devaluation. This is part of the FAS 5 analysis and the economic factor is increased based on the analytics available from market resources. Market resources would include local real estate appraisers, published real estate trend reports and real estate brokers.

4.	We note your response and expanded disclosure to prior comment 4 from our letter dated July 21, 2009. Please further revise your disclosure in future filings to present this information (e.g. number of loans and balance for each loan category) for your impaired loans for all periods.

The bank will continue to provide this expanded data in each filing.

5.

We note your impaired loans continued to increase during the second quarter of 2009, but that your allowance allocated specifically to impaired loans continued to decrease. Further, we note that your real estate owned balance decreased in the second quarter of 2009. Please tell us and revise future filings to disclose the reason for the significant increase in impaired loans, and your rationale for

Kevin W. Vaughn

United Sates Securities and Exchange Commission

October 8, 2009

holding the loans rather than foreclosing and recording the loans as other real estate owned and held for sale. Further, please tell us and revise future filings to disclose the nature and extent of any remediation, modification, or collection efforts you have undertaken and are planning to undertake to collect on your impaired loans.

Retail credit is the primary reason for the build up in impaired loans and the subsequent move to charge off is rapid and is not reflected as a specific reserve. The bank recognizes these losses as they become apparent.

The bank initially will try and work with any borrower with an impaired loan. Should negotiations fail, then legal action occurs. The foreclosure process in Florida has continued to lengthen given the large number of cases in process. This delay has inhibited the banks ability to get back real estate in a timely manner; the average is now between 12 to 18 months. The bank currently has two special assets officers, one devoted to retail and one devoted to commercial. In addition we have a person who assists in handling other real estate owned by the bank.

Item 8. Financial Statements and Supplementary Data

Note 8. Income Taxes, page F-27

6.	We note your response and proposed disclosure to prior comment 6 from our letter dated July 21, 2009. Please tell us and further revise your future filings to describe in detail your analysis of the specific positive and negative evidence you considered as part of your determination that it is more likely than not you will realize your deferred tax assets at June 30, 2009 and at future balance sheet dates.

The bank will continue to provide this expanded disclosure and test the viability of the deferred tax asset in each filing.

The Company forecasts taxable income sufficient to realize the tax benefit of existing deductible temporary differences and carry-forwards that primarily compose the deferred tax asset by 2013. This forecast is supported by a strong earnings history exclusive of the loan losses incurred in 2008 and 2009 which created the future deductible amount. Management believes the magnitude of these loan losses occurred because of the current economic downturn and the situation is unusual and infrequent and an aberration rather than a continuing condition.

7.	Please tell us what you project your expected, or actual if available, net income (loss) will be for the three months quarter ended September 30, 2009. To the extent you expect to be in a three year cumulative loss position at September 30, 2009 we would expect even more detailed disclosures to address your consideration of the guidance of paragraph 23 of SFAS 109.

First Community Bank Corporation expects a loss for the third quarter of 2009 to be approximately $2,334,000 due to credit losses. The bank is projecting bank net income of $911,000 in 2010 and $2,730,000 in 2011. Expectations are that the full earnings stream will return in years after 2011.

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours,

/s/ Stan B. McClelland
Stan B. McClelland
Chief Financial Officer